SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.)*

Overseas Shipholding Group, Inc.
(Name of Issuer)

Class A Common Stock (par value $0.01 per share)
(Title of Class of Securities)

69036R103
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

56,425,082 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

56,425,082 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

61,384,234 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4% (2)

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.
(2) See Item 5(a).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Shares, par value $.01 per share (the “Class A Common Stock”), of Overseas Shipholding Group, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1301 Avenue of the Americas, New York, New York 10019.

Item 2.	Identity and Background.

(a)           Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)

(b)           The principal business address of the Reporting Person is 1251 Avenue of the Americas, New York, New York 10020.

(c)           Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”). John Paulson is the President and sole Director of Paulson & Co. Inc.

Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Schedule A attached hereto.

(d)           No Reporting Person or any Instruction C Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or  any Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Paulson is a Delaware corporation. Each of the Instruction C Persons are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The consideration for the purchase of the securities reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $196,167,472 was paid to acquire such securities.

Item 4.	Purpose of Transaction.

Pursuant to an Equity Commitment Agreement, dated as of May 2, 2014, as amended by Amendment Number 1 thereto, dated as of May 20, 2014, and as further amended by Amendment Number 2 thereto, dated as of May 23, 2014 (as so amended, the “ECA”), the Issuer agreed, in connection with the consummation of a Chapter 11 Plan of Reorganization (the “Plan”), to issue and distribute its Class A Common Stock and/or Warrants for shares of Class A Common Stock (the “Warrants”) to any person who held shares of the Issuer’s common stock on the date of the ECA and who elected to exercise subscription rights in accordance with procedures approved by the Bankruptcy Court (the “Rights Offering Procedures”). The ECA was terminated on August 5, 2014 in connection with the consummation of the Plan. The ECA, as well as the related Registration Rights Agreement entered into by the Issuer with each Commitment Party (defined below) in connection with the ECA, are described in greater detail in the Issuer’s annual report on Form 10-K/A filed March 24, 2015.

Pursuant to the ECA, the Reporting Person and certain other parties (each a “Commitment Party” and collectively as the “Commitment Parties”), severally and not jointly, agreed with the Issuer to back-stop, or cause its designees under the ECA to back-stop, certain securities underlying the subscription rights that were not exercised in accordance with the Rights Offering Procedures. In addition, each Commitment Party agreed to purchase a portion of a further additional number of Class A Common Stock and/or Warrants offered by the Issuer. As consideration for the foregoing back-stop commitment, the Issuer was required to pay a certain premium in the form of Class A Common Stock and/or Warrants to each Commitment Party. Whether issued, upon the valid exercise of the subscription rights or otherwise in accordance with the terms of the ECA, Class A Common Stock and/or Warrants were offered, sold, issued and distributed without registration under the Securities Act of 1933 on August 5, 2014. The total number of securities in the form of Class A Common Stock and/or Warrants was determined as set forth in the Rights Offering Procedures.

Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Effective August 3, 2015, Ty E. Wallach, a Partner of Paulson, was appointed to the Board of Directors of the Issuer (the “Board”).

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their respective investments in the Issuer as it deems appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Class A Common Stock reported owned by the Reporting Person is based upon 311,862,628 shares of Class A Common Stock outstanding as of August 4, 2015, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015, as well as 4,959,152 shares of Class A Common Stock issuable upon the exercise of 4,959,152 Warrants.

As of the date hereof, the Reporting Person may be deemed to beneficially own 61,384,234 shares of Class A Common Stock, including 4,959,152 shares of Class A Common Stock underlying Warrants that may be exercised only with the Issuer’s consent and subject to certain restrictions set forth in the Issuer’s organizational documents, constituting approximately 19.4% of the shares of Class A Common Stock outstanding (see Note 1).

(b)           Number of shares of Class A Common Stock as to which Paulson has:

(i) Sole power to vote or direct the vote: 56,425,082 (see Note 1).

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 56,425,082 (see Note 1).

(iv) Shared power to dispose or direct the disposition: 0

(c)           Not applicable.

(d)           See Note 1.

(e)           Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds and PCO Shipping LLC. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds and PCO Shipping LLC. The pecuniary interest of all securities reported in this Schedule is owned by the Funds or PCO Shipping LLC, as the case may be. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

For reporting purposes, the aggregate amount of Class A Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 56,425,082 shares of Class A Common Stock and 4,959,152 shares of Class A Common Stock issuable upon the exercise of 4,959,152 Warrants held by the Reporting Person as of the date hereof. The Warrants may be exercised only with the consent of the Issuer and are subject to certain restrictions set forth in the terms of the Warrants and the Issuer’s organizational documents.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  August 13, 2015

PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson & Co. Inc.

Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager	1251 Avenue of the Americas New York, NY 10020
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020
Stuart Merzer	General Counsel and Chief Compliance Officer	1251 Avenue of the Americas New York, NY 10020
Andrew Hoine	Director of Research	1251 Avenue of the Americas New York, NY 10020
Putnam Coes	Chief Operating Officer	1251 Avenue of the Americas New York, NY 10020